MEDITECH PHARMACEUTICALS INC.

PRO-FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

MARCH 31, 2005

		BVI	Bazhou	Private	Consolidating	Pro-forma
Assets	Meditech	Deli Solar	Deli Solar	Placement	Entries	Consolidated
Current assets
Cash and cash equivalents	$ -	$ 200,442	$ 893,552	$ 5,184,630	$ -	$ 6,278,624
Trade accounts receivable	-	-	255,049			255,049
Allowances for doubtful accounts	-	-	(88,600)	-	-	(88,600)
Net trade accounts receivable	-	-	166,449	-	-	166,449
Prepaid expenses	-	-	384,164			384,164
Related party receivable	-	50,000	451,077	-	(501,077)	-
Subscription receivable	-	-	-	-		-
Inventories	-	-	487,470	-	-	487,470

Total current assets	-	250,442	2,382,712	5,184,630	(501,077)	7,316,707

Property, plant and equipment
Buildings	-	-	1,575,401			1,575,401
Machinery and equipment	-	-	42,236			42,236
Vehicles	-	-	61,474			61,474
Computer equipment	-	-	5,818			5,818
Office equipment	-	-	3,512			3,512
Construction in progress	-	-	1,030,199	-	-	1,030,199
Total	-	-	2,718,640	-	-	2,718,640
Accumulated depreciation	-	-	(131,391)	-	-	(131,391)
Net property, plant and equipment	-	-	2,587,249	-	-	2,587,249

Investment in subsidiary	-	821,256	-	-	(821,256)	-
Prepaid land lease	-	-	67,715	-	-	67,715
Total other assets	-	821,256	67,715	-	(821,256)	67,715

Total assets	$ -	$ 1,071,698	$ 5,037,676	$ 5,184,630	$(1,322,333)	$ 9,971,671

Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	$ -	$ -	$ 67,431	$ -	$ -	$ 67,431
Related party payable	-	821,756	-	-	(501,077)	320,679
Other payables	-	200,000	54,607			254,607
Accrued expenses	-	-	668			668
Deposits	-	-	4,962			4,962
Short-term notes payable	-	-	533,213	-	-	533,213

Total current liabilities	-	1,021,756	660,881	-	(501,077)	1,181,560

Stockholders' equity
Common stock	359	50,000	821,256	-	(865,470)	6,145
Additional paid in capital	(359)	-	-	5,184,630	44,214	5,228,485
Retained earnings	-	(58)	3,555,539	-	-	3,555,481

Total stockholders' equity	-	49,942	4,376,795	5,184,630	(821,256)	8,790,111

Total Liabilities and stockholders' equity	$ -	$ 1,071,698	$ 5,037,676	$ 5,184,630	$(1,322,333)	$ 9,971,671

See notes to unaudited pro-forma consolidated financial statements

MEDITECH PHARMACEUTICALS INC.

PRO-FORMA STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2004

		BVI	Bazhou	Consolidating	Pro-forma
	Meditech	Deli Solar	Deli Solar	Entries	Consolidated

Sales revenues	$ -	$ -	$ 9,380,246	$ -	$ 9,380,246
Cost of goods sold	-	-	6,633,836	-	6,633,836

Gross profit	-	-	2,746,410	-	2,746,410

Operating expenses
Advertising	-	-	249,084	-	249,084
Other selling expenses	-	-	86,217	-	86,217
Salaries and benefits	-	-	170,008	-	170,008
Depreciation	-	-	31,471	-	31,471
Other general and administrative	307,936	-	118,739	-	426,675

Total operating expenses	307,936	-	655,519	-	963,455

Net operating income	(307,936)	-	2,090,891	-	1,782,955

Other income (expense)
Interest income	70	-	-	-	70
Interest expense			(43)		(43)
Gain on asset disposal	-	-	(3,971)	-	(3,971)
Other	-	-	50,148	-	50,148

Total other income (expense)	70	-	46,134	-	46,204

Net income before taxes	(307,866)	-	2,137,025	-	1,829,159

Taxes	-	-	-	-	-

Net income	$ (307,866)	$ -	$ 2,137,025	$ -	$ 1,829,159
				Pre-split	Post-split
Basic EPS				$ 0.05	$ 0.30
Diluted EPS				$ 0.04	$ 0.23

Denominator for basic EPS				36,850,589	6,145,290
Denominator for diluted EPS				48,164,903	8,031,009

See notes to unaudited pro-forma consolidated financial statements

MEDITECH PHARMACEUTICALS INC.

PRO-FORMA STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005

		BVI	Bazhou	Consolidating	Pro-forma
	Meditech	Deli Solar	Deli Solar	Entries	Consolidated

Sales revenues	$ -	$ -	$ 1,199,033	$ -	$ 1,199,033
Cost of goods sold	-	-	950,114	-	950,114

Gross profit	-	-	248,919	-	248,919

Operating expenses
Advertising	-	-	60,067	-	60,067
Other selling expenses	-	-	6,704	-	6,704
Salaries and benefits	-	-	28,966	-	28,966
Depreciation	-	-	7,221	-	7,221
Other general and administrative	44,041	58	28,509	-	72,608

Total operating expenses	44,041	58	131,467	-	175,566

Net operating income	(44,041)	(58)	117,452	-	73,353

Other income (expense)
Interest income	23	-	-	-	23
Interest expense			(10,857)		(10,857)
Gain on debt forgiveness	2,278,158	-	-	(2,278,158)	-

Total other income (expense)	2,278,181	-	(10,857)	(2,278,158)	(10,834)

Net income before taxes	2,234,140	(58)	106,595	(2,278,158)	62,519

Taxes	-	-	-	-	-

Net income	$ 2,234,140	$ (58)	$ 106,595	$(2,278,158)	$ 62,519
				Pre-split	Post-split
Basic EPS				$ -	$ 0.01
Diluted EPS				$ -	$ 0.01

Denominator for basic EPS				36,850,589	6,145,290
Denominator for diluted EPS				48,164,903	8,031,009

See notes to unaudited pro-forma consolidated financial statements

MEDITECH PHARMACEUTICALS INC.

NOTES TO UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

1.

BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements include the accounts of Meditech Pharmaceuticals, Inc. (Meditech), Deli Solar Holding Ltd. (BVI Deli Solar), and Bazhou Deli Solar Energy Heating Co., Ltd. (Bazhou Deli Solar). Meditech acquired 100% of the outstanding stock of BVI Deli Solar in a stock exchange on March 31, 2005 by issuing 24,407,784 shares of common stock (4,067,964 post-split). The transaction was accounted for as a recapitalization of BVI Deli Solar with the capital structure of Meditech. Prior to that, BVI Deli Solar acquired Bazhou Deli Solar in a transfer of entities under common control, wherein the prior owners of Bazhou Deli Solar incorporated BVI Deli Solar by investing registered capital of $50,000 and then transferring their ownership in Bazhou Deli Solar to BVI Deli Solar in exchange for promissory notes. In a transfer of entities under common control the transaction is presented as if it had occurred at the beginning of the first period presented. Thus, the resultant financial statements will be primarily those of BVI Deli Solar combined with Bazhou Deli Solar, adopting the capital structure of Meditech.

Meditech is the registrant, a Nevada company incorporated on March 21, 1983. Meditech has a fiscal year end of May 31. The balance sheet of Meditech on February 28, 2005, as filed with Form 10-QSB, contained no assets and no liabilities. The balance sheet of Meditech as of February 28, 2005 is presented in the pro-forma consolidated balance sheet. The statement of operations of Meditech for the year ended May 31, 2004, as filed with Form 10-KSB is presented in the pro-forma consolidated statement of operations for the year ended December 31, 2004. The statement of operations of Meditech for the three months ended February 28, 2005, as filed with Form 10-QSB is presented in the pro-forma consolidated statement of operations for the three months ended March 31, 2005. During the three months ended February 28, 2005, Meditech had no operations other than general and administrative expenses. The income from debt forgiveness will be non-recurring, and has therefore been eliminated on pro-forma consolidation.

BVI Deli Solar was incorporated in the British Virgin Islands on June 10, 2004, for the purpose of acquiring and holding Bazhou Deli Solar, and has no other operations. The unaudited balance sheet of BVI Deli Solar as of March 31, 2005 is included in the pro-forma consolidated balance sheet. BVI Deli Solar had no revenues or expenses for the period from inception to December 31, 2004. BVI Deli Solar had no revenues and only minimal expenses for the three months ended March 31, 2005. Accordingly, those expenses are included on the pro-forma consolidated statement of operations for the three months ended March 31, 2005.

MEDITECH PHARMACEUTICALS INC.

NOTES TO UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

1.

BASIS OF PRESENTATION (Continued)

Bazhou Deli Solar was incorporated on August 19, 1997 in the People’s Republic of China (the PRC), and is in the business of manufacturing and selling solar energy heaters, heating stoves, related accessories, and other solar energy products within the PRC. Bazhou Deli Solar’s audited balance sheet as of December 31, 2004 is included in the pro-forma consolidated balance sheet. Bazhou Deli Solar’s audited statement of operations for the year ended December 31, 2004 is included in the pro-forma consolidated statement of operations for the year ended December 31, 2004, and its unaudited statement of operations for the three months ended March 31, 2005 is included in the pro-forma consolidated statement of operations for the three months ended March 31, 2005.

2.

CONSOLIDATING ENTRIES

The consolidating entries on the pro-forma consolidated balance sheet eliminate related party receivables against corresponding related party payables. There are also entries to eliminate investments in subsidiary accounts, to agree common stock to the post-acquisition common shares outstanding multiplied by par value, with adjustments being made against additional paid in capital accounts.

The consolidating entries on the pro-forma consolidated statement of operations for the three months ended March 31, 2005 eliminate the effect of a non-recurring gain on debt forgiveness.

3.

PRIVATE PLACEMENT

In conjunction with the acquisition transaction, the Company consummated a private placement wherein it issued 10,285,740 shares of common stock (1,714,290 post-split) and 5 year warrants to purchase an additional 10,285,740 (1,714,290 post-split) common shares at an exercise price of $0.64167 per share ($3.85 post-split) for gross proceeds of $6,000,015 less costs of issuance of $815,385. In connection with the private placement the Company issued 1,028,574 (171,429 post-split) 5 year warrants to financial advisors, making outstanding warrants for a total of 11,314,314 common shares (1,885,719 post-split).

4.

SUBSEQUENT REVERSE STOCK SPLIT

Subsequent to the acquisition the Company effected a 1:6 reverse stock split. The effects of the reverse split have been applied to the pro forma balance sheet.

MEDITECH PHARMACEUTICALS INC.

NOTES TO UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

5.

EARNINGS PER SHARE

A reconciliation of the numerators and denominators used in calculating pre-split and post-split basic and diluted earnings per share is contained in the following table.

	Pre-split		Post-split
	2005	2004	2005	2004
NUMERATOR FOR BASIC AND DILUTED EPS
Net income to common stockholders	$ 62,519	$ 1,829,159	$ 62,519	$ 1,829,159

DENOMINATORS FOR BASIC AND DILUTED EPS
Common stock outstanding at recapitalization	25,836,797	25,836,797	4,309,658	4,309,658
Add: Common stock issued in private placement	11,013,792	11,013,792	1,835,632	1,835,632
DENOMINATOR FOR BASIC EPS	36,850,589	36,850,589	6,145,290	6,145,290
Add: Outstanding stock warrants	11,314,314	11,314,314	1,885,719	1,885,719
DENOMINATOR FOR DILUTED EPS	48,164,903	48,164,903	8,031,009	8,031,009

EPS - Basic	$ -	$ 0.05	$ 0.01	$ 0.30
EPS - Diluted	$ -	$ 0.04	$ 0.01	$ 0.23